

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 25, 2016

<u>Via E-mail</u>
Mr. Joseph Kristul
President and Chief Executive Officer
Hybrid Coating Technologies Inc.
950 John Daly Blvd., Suite 260
Daly City, CA 94015

> **RE:** **Hybrid Coating Technologies Inc.**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed April 14, 2016**
> **Form 10-K/A for the Year Ended December 31, 2015**
> **Filed May 2, 2016**
> **File No. 0-53459**

Dear Mr. Kristul:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K/A for the Year Ended December 31, 2015</u>

<u>Item 9A. Controls and Procedures, page 26</u>

<u>Management's Report on Internal Controls, page 26</u>

1. Please revise future filings to clarify which version, 1992 or 2013, of the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission's *Internal Control — Integrated Framework* you utilized when performing your assessment of internal control over financial reporting.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jeffrey Gordon, Staff Accountant, at (202) 551-3866 or me at (202) 551-3768 with any questions.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief
Office of Manufacturing and Construction